Exhibit 99.1 RESULTS FOR THE RD Q lnvestor 3 UARTER OF 2019 Relations DISCLOSURE: NOVEMBER 4rH TELECONFERENCES: NOVEMBER 5rH ltaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) informs that it will th q disclose its uarterly results on the lnvestor Relations website on november 4 (monday) after the closing of the stock markets in Brazil and the United States. th We have the pleasure to invite you to participate in our teleconferences on november 5 (tuesday) at the times informed below: (S'_: SCHEDULE OF THE TELECONFERENCES English Portuguese 08:00 AM (EDT) 09:30 AM (EDT) 10:00 AM (Brasília time) 11 :30 AM (Brasília Time) (1-844) 204-8942 (toll free from USA) (55-11) 4210-1803 (1-412) 717-9627 (other countries) (55-11) 3181-8565 (55-11)4210-1803 or ) 3181-8565 (in Brazil) (55-11 To watch them on the Internet, please access: www.itau.corn .br/investor-relations and the audio broadcast is compatible with any browser and mobile devices (IOS and Android). On our lnvestor Relations website, please click on the banner and register in advance for the teleconference. ;J gQ.. PRESENTATION Candido Bracher President and CEO (Chief Executive Officer) Milton Maluhy Filho Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Alexsandro Broedel Group Executive Finance Director and Head of lnvestor Relations The conference calls will also be archived in audio format on the sarne website. To access an audio replay of the conference calls, which will be available until November 11, 2019, dial (55 11) 3193-1012 ar (55 11) 2820-4012. Access cedes: 8894440# (call in Portuguese) and 2004841# (call in English). On the morning of lhe conference call, the slide presentation will be available for viewing and downloading. lf you have any questions, please contact RIWeb customer service, at (55 11) 3897-0855 ar atendimento@riweb.com.b r. Access code: ltaú Unibanco investor.relations@itau-unibanco.com.br www.itau.corn.br/investor-relations Exhibit 99.1 RESULTS FOR THE RD Q lnvestor 3 UARTER OF 2019 Relations DISCLOSURE: NOVEMBER 4rH TELECONFERENCES: NOVEMBER 5rH ltaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) informs that it will th q disclose its uarterly results on the lnvestor Relations website on november 4 (monday) after the closing of the stock markets in Brazil and the United States. th We have the pleasure to invite you to participate in our teleconferences on november 5 (tuesday) at the times informed below: (S'_: SCHEDULE OF THE TELECONFERENCES English Portuguese 08:00 AM (EDT) 09:30 AM (EDT) 10:00 AM (Brasília time) 11 :30 AM (Brasília Time) (1-844) 204-8942 (toll free from USA) (55-11) 4210-1803 (1-412) 717-9627 (other countries) (55-11) 3181-8565 (55-11)4210-1803 or ) 3181-8565 (in Brazil) (55-11 To watch them on the Internet, please access: www.itau.corn .br/investor-relations and the audio broadcast is compatible with any browser and mobile devices (IOS and Android). On our lnvestor Relations website, please click on the banner and register in advance for the teleconference. ;J gQ.. PRESENTATION Candido Bracher President and CEO (Chief Executive Officer) Milton Maluhy Filho Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Alexsandro Broedel Group Executive Finance Director and Head of lnvestor Relations The conference calls will also be archived in audio format on the sarne website. To access an audio replay of the conference calls, which will be available until November 11, 2019, dial (55 11) 3193-1012 ar (55 11) 2820-4012. Access cedes: 8894440# (call in Portuguese) and 2004841# (call in English). On the morning of lhe conference call, the slide presentation will be available for viewing and downloading. lf you have any questions, please contact RIWeb customer service, at (55 11) 3897-0855 ar atendimento@riweb.com.b r. Access code: ltaú Unibanco investor.relations@itau-unibanco.com.br www.itau.corn.br/investor-relations